VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald Alper

Re:  Ackrell SPAC Partners I Co.

        Draft Registration Statement on Form S-1

        Filed October 17, 2019

        CIK 0001790121

Dear Mr. Alper:

Ackrell SPAC Partners I Co. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 13, 2019, regarding the Draft Registration Statement on Form S-1 filed October 17, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Related Party Transactions, page 46

1.	We note that you may pay consulting, success or finder fees to your sponsor, officers, directors, initial stockholders or their affiliates in connection with the consummation of your initial business combination. Please disclose the circumstances under which the fees will be paid, how those fees will be determined and their potential size.

We have revised the indicated disclosure here and elsewhere in the prospectus in response to the Staff’s comment.

FirstName LastName

Principal Stockholders, page 74

2.	We note the disclosure in footnote 4 regarding EarlyBirdCapital. Please revise the beneficial ownership for Messrs. Levine and Nussbaum to reflect the shares owned by EarlyBirdCapital.

We have revised the indicated disclosure in response to the Staff’s comment.

Certain Transactions, page 76

3.	We note the disclosure in footnote 5 to the financial statements. Please identify the party that funded $50,000 on behalf of the sponsor pursuant to a promissory note. See Item 404(a)(1) of Regulation S-K. Please clarify whether this is part of the $300,000 loaned by the sponsor or whether this is a separate loan.

In response to the Staff’s comment, we have added the indicated disclosure in the Management’s Discussion and Analysis section of the prospectus as well as the footnotes to the financial statements.

General

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

*    *    *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Ackrell SPAC Partners I Co.

By:	/s/ Michael Ackrell
Name:	Michael Ackrell
Title:	Chairman

cc:	Ellenoff Grossman & Schole LLP